

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2015

Via E-mail
Timo Veromaa
President and Chief Executive Officer
Biotie Therapies Corp.
Joukahaisenkatu 6, FI-20520
Turku, Finland

    Re: **Biotie Therapies Corp.**
           Draft Registration Statement on Form F-1
           Submitted March 17, 2015
           CIK No. 0001579695

Dear Mr. Veromaa:

    We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors
Risks Related to the Development and Clinical Testing of Our Product Candidates
"If serious adverse, undesirable or unacceptable side effects or preclinical findings are identified . . .," page 22

1. Please explain here and in your disclosure on page 98 how the severe adverse effect of acute psychosis was determined to be probably related to tozadenant and disclose the changes you have made or are considering making, if any, to this product or limitations you may place on the target patient population, if any, as a result of this finding.

Risks Related to Our Reliance on Third Parties
"Collaborations on products and product candidates are important to our business . . .," page 31

2. Please explain, to the best of your knowledge, the reason(s) for UCB's decision to terminate its license and collaboration agreement with you in 2014.

Risks Related to Employee Matters and Managing Growth
If we fail to attract and keep senior management and key scientific personnel . . .," page 48

3. Please amend this risk factor to disclose the name(s) and title(s) of the members of senior management whose departure you believe may result in a material adverse effect.

Market Information, page 61

4. In addition to the information in the table on page 61 listing the highest and lowest closing prices for your ordinary shares over the past several periods, please also provide the average daily trading volume of the ordinary shares on the Finnish Stock Exchange for each of the periods listed.

Use of Proceeds, page 62

5. Please amend this disclosure to specify the approximate allocations of offering proceeds to each of the product candidates, i.e. the amount you intend to spend on the Phase 3 trial of tozadenant and the amounts to cover your portion of the Phase 2 trials for SYN120 and BTT1023.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations and Commitments, page 82

6. Please file the agreements governing the outstanding capital loans and the research and development loans between you and the Finnish Funding Agency for Technology and Innovation, i.e. Tekes. Alternatively, please provide us with an analysis as to why these agreements are not material.

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Contractual Obligations and Commitments, page 82

7. Please revise footnote 2 to your table to disclose the aggregate amount of milestone payments potentially due under your various license agreements if all milestone triggering events are achieved. In addition, if you expect any of the underlying triggering events to be achieved within the next year, please separately disclose the amounts you would be required to pay on those milestones.

Business
General

8. Please indicate when you filed your regulatory applications with the Food and Drug Administration and/or the European Medicines Agency for each of your active product candidates, including any amendments to same, and for which indications those applications were made. If the original applicant was an entity other than yourself, please identify it in your disclosure.

Tozadenant, page 91

9. In your description of tozadenant's mechanism of action, please explain the term "endogenous neurotransmitter."

10. In your description of the results of the Phase 2b trial, you use the phrase "clinically important" to describe the effect of the 120 mg and 180 mg doses of tozadenant. If this is intended to be synonymous with the "clinically meaningful" characterization you give to these results in your Summary and elsewhere, please clarify this. Also, please distinguish this characterization from "statistically significant" and explain why you use them both in describing the trial. Please apply the same analysis to your discussion of the UPDRS scale and those results.

SYN120, page 101

11. Please state whether you have an agreement in place with the Michael J. Fox Foundation relating to the funding they have provided and, if so, describe its material provisions and file the agreement as an exhibit. If you do not believe that this agreement represents a material contract please provide us with your analysis.

Collaborations, page 106

12. We note your disclosure concerning the Lundbeck License Agreement and the Roche License Agreement. Please amend your registration statement to do the following:

- Disclose the milestone payments made to date as well as the aggregate milestone payments eligible to be made in the future, consistent with comment 7 above;

- Disclose a range of the royalty payments eligible to be made through the Roche agreement for both tozadenant and SYN-120 and a similar range for royalties payable through the Lundbeck agreement for Selincro, e.g. "single-digits," "teens," "twenties," etc.;

- Include the duration and termination provisions of both agreements in this disclosure; and

- File those agreements as exhibits to your registration statement.

Management
Compensation of Members of the Senior Management Team, page 139

13. We note you have provided the compensation, other short term employment benefits and post- employment benefits for your President and Chief Executive Officer but not for any other members of your senior management term. Please confirm that Finnish law does not require the individual disclosure of compensation for any other members of the senior management team.

Description of Share Capital and Articles of Association, page 150

14. Item 7 of Form 20-F requests that you indicate what portion of your outstanding securities is held in the United States and the number of record holders thereof in the United States. Please provide that information here.

Notes to the Consolidated Financial Statements
20. Non-current financial liabilities, page F-37

15. It appears that based on your grants accounting policy, described on page F-11, you record and present all of your grants as "related to income" under paragraph 29 of IAS 20. Please address the following:

- Revise your disclosure of the non-convertible capital loans from Tekes to clarify how you used the proceeds of these loans;

- To the extent you acquired assets for these loans, explain to us why the grant portion is not presented as a grant related to assets under paragraph 24 of IAS 20;

- Explain to us the statement on page F-38 that "it would not be reasonable to present fair values for the loans, as the Group only has access to Tekes loans and a convertible loan;"

- Explain to us how you determined the fair value of your Tekes loans to derive the grant component under paragraph 10A of IAS 20;

- Revise your disclosures to describe and quantify the terminology, "restricted equity" and "fully covered" as discussed on page F-38 and "distributable funds" as discussed on page 83;

Other Comments

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

17. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

18. We further note that several exhibits have yet to be submitted for our review. Please submit these exhibits to us as soon as practicable after their completion. Please be advised that once you file your registration statement publicly you must also file each exhibit as well, even if you have already submitted them to us as part of your confidential submission.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Richard D. Truesdell, Jr.
        Sophia Hudson
        Davis Polk & Wardwell LLP
        450 Lexington Avenue
        New York, NY 10017